Exhibit (a)(1)(H)

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and effective as of the 11th day of October, 2006 (hereinafter referred to as the “Effective Date”).

BETWEEN:

AURIZON MINES LTD.

Suite 900-510 Burrard Street,

Vancouver, B.C. V6C 3A8

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

Ian Walton

1468 30th Street

West Vancouver, B.C. V7V 4N8

(hereinafter called “the Employee”)

OF THE SECOND PART

WHEREAS the Company is incorporated under the laws of British Columbia and carries on business as a mining company;

AND WHEREAS the Employee is presently the Executive Vice President and Chief Financial Officer (the “Position”) of the Company and in the judgment of the Board of Directors of the Company (the “Board”) it is of material value to the Company to clarify and restate the terms of the Employee’s employment and it is of value to the Employee that the Employee’s responsibilities, remuneration and other benefits be determined as hereinafter provided;

AND WHEREAS the Employee has agreed to continue to serve the Company in the Position upon and subject to the terms and conditions hereinafter set forth;

NOW THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.	EMPLOYMENT

1.01	The Company agrees to continue to employ the Employee and the Employee agrees to continue to serve the Company during the term hereof, on and subject to the terms and conditions herein contained.

1.02	The Employee’s term of employment with the Company shall be indefinite until terminated in accordance with the provisions of this Agreement.

1.03

The Employee shall report to and be directly responsible to the Board and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to the Employee by the Board and which are reasonably consistent with the employment and status of the Employee. The

Employee shall make such reports to the Board as may be necessary to fully and properly inform the Board of the matters of business for which the Employee is responsible.

1.04	The Employee’s principal place of work is the Company’s head office in Vancouver, British Columbia.

2.	COMPENSATION

2.01	The Company agrees to pay the Employee and the Employee agrees to accept, as remuneration for services hereunder, an annual base salary in the amount set out in Schedule “A” (the “Annual Salary”), payable in equal semi-monthly installments, exclusive of any other benefits referred to herein. The parties agree that the Company will review the Annual Salary on an annual basis and will make any adjustments it determines are reasonable in the sole opinion of the Board, who may take into account, among other things, the Employee’s performance in the preceding twelve (12) months. Such review will take place within 90 days following the fiscal year end of the Company and any adjustment resulting therefrom shall be effective as and from the date specified by the Board. The Annual Salary payable to the Employee hereunder shall thereafter, until the earlier of the next such determination by the Board or a further written agreement of the parties, be the Annual Salary as so adjusted, without the need for a formal amendment of this Agreement. In no case will the Annual Salary be reduced unless by mutual agreement, such agreement to be in writing. For greater certainty, the Annual Salary referred to herein shall not include any other payments such as, but not limited to, bonuses, share options, or other benefits.

2.02	The Employee shall be entitled to participate in all employee benefit programs, including, without limiting the generality of the foregoing, group life and disability insurance and medical and dental plans, in accordance with and on the same terms and conditions as are in place as at the Effective Date and such other benefits as from time to time are made generally available to other executive employees of the Company (the “Benefits”). The Employee agrees that the Company may substitute, or modify such Benefits as it may deem necessary or desirable in the interests of the Company. All insured Benefits shall be governed by the terms of any applicable policies relating thereto as may be then in force

2.03	In the event that the Employee should at any time be prevented by illness or accident from performing all of Employee’s duties and provided that Employee furnishes satisfactory evidence of such incapacity and the cause thereof, the Employee shall be eligible for short term disability benefits until such time as the Employee qualifies for long term disability benefits under the Company’s insurance plans. The Company shall arrange short and long term disability coverage which shall provide that, if disabled, the Employee shall receive 2/3 of Employee’s Annual Salary for the full period of disability up to age 65. The benefits under the short and long term disability policies are governed by the terms of the policy of insurance in force and the Company assumes no liability to provide such benefits. If the Employee shall be incapacitated for a period longer than thirty-six (36) consecutive months, the Company reserves the option to terminate the Employee’s employment and the Employee shall have no further claim whatsoever for compensation from the Company.

2.04	The Employee shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans as may from time to time be approved by the Board. The Employee acknowledges that Employee’s participation in these plans or programs will be to such extent and in such amounts as the Board in its sole discretion may decide from time to time. The Employee agrees that the Company may substitute, reduce, modify, or eliminate such plans or programs if, in the discretion of the Board, this should seem necessary or desirable in the interests of the Company. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

Having regard to the foregoing, the Employee shall be entitled in each year to participate in annual cash bonus plan (the “Bonus”) providing Employee with the opportunity to receive a bonus up to the per cent of the Employee’s Annual Salary set out in Schedule “A” (the “Bonus Per Centage”) based on the Employee’s contribution, as determined by the Board, to the achievement of Company goals to be established by the Board prior to the commencement of each calendar year and the Company’s performance and financial condition. The Board shall act reasonably in setting goals and assessing Bonus awards.

Any amounts to which the Employee may be entitled under any such plan or program shall not, for the purposes of this Agreement, be treated as Annual Salary.

2.05
a.	The Employee shall be entitled to not less than 20 business days of annual vacation, without reduction in salary, during each year of the term hereof. The Employee may carry forward up to 5 vacation days from one year to the next;

b.	Such vacation shall be taken at such time or times as shall be convenient to the Employee and the Company; and

c.	The Employee’s vacation entitlement may be increased from time to time, but not decreased, according to the Company’s prevailing policy.

2.06	The Company will pay, on behalf of the Employee, professional fees and dues or costs of any mandatory or professional development courses required in order to allow the Employee to remain in good standing with any professional association of which the Employee is a member as at the date hereof. In addition, the Employee shall be reimbursed by the Company for all out of pocket expenses actually, necessarily and properly incurred by Employee in the discharge of the Employee’s duties for the Company. The Employee agrees that such reimbursements shall be due only after Employee has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may reasonably be required and requested by the Company.

2.07	The Company will use reasonable best efforts to maintain at its expense, on behalf of the Employee, Directors and Officers liability insurance on terms and in amount comparable to that maintained by similar-sized Canadian public companies, but in any event providing no less the US$10 million in coverage, during the Employee’s employment and for 6 years thereafter.

2.08	Notwithstanding the provision of any other plan or agreement, upon the announcement of any form of transaction which if completed would constitute a

Change of Control (as defined herein) and under which shares of the Company are to be exchanged or acquired, including a takeover bid, all granted share options of the Employee which have not vested shall be deemed to be fully vested and exercisable so as to permit the Employee to exercise such options and participate in the Change of Control transaction in respect of the shares thereby acquired. In the event that prior to exercise of such options by the Employee the announced transaction is withdrawn, cancelled or otherwise terminated, the original vesting provisions shall be deemed to then again apply to any unexercised portion of such options, as if the transaction had not been announced.

On completion of any other form of Change of Control, all granted share options of the Employee which have not vested shall be deemed to be fully vested and exercisable.

2.09	In this Agreement, “Change of Control” means:

(a)	the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act, British Columbia, of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the outstanding common shares of the Company; or

(b)	the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent Board of the Company, or the election or appointment of a majority of directors to the Company’s board who were not members or nominees of the Company’s incumbent board at the time immediately preceding such election or appointment; or

(c)	consummation of a sale of all or substantially all of the assets or undertaking of the Company; or

(d)	the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (a) to (c) above.

3.	DUTIES OF THE EMPLOYEE

3.01	The Employee shall carry out the duties referred to in Article 1 hereof, and will devote the whole of the Employee’s working time, attention and energies to the business of the Company and use Employee’s best efforts to advance the interests of the Company throughout the term of this Agreement.

3.02	Notwithstanding the foregoing, the Company acknowledges that as the date of this Agreement, the Employee is also a director of the companies described in Schedule “A” (the “Outside Companies”), if any. It is acknowledged and agreed that the Employee may continue to serve as a director or officer of the Outside Companies, during the term of this Agreement. Without the prior consent of the Board, the Employee shall not, during the term of this Agreement, directly or indirectly engage in any other employment or paid work or take any other action inconsistent with the Employee’s fiduciary duty to the Company.

3.03	The Employee will not, at any time or in any manner during the continuance of his or her employment hereunder and thereafter, divulge any of the confidential affairs or secrets of the Company to any person or persons, without the previous consent in writing of the Board. During the continuation of employment and thereafter, the Employee shall not use or attempt to use any confidential information which Employee may acquire in the course of the Employee’s employment for the Employee’s own benefit, directly or indirectly.

4.	TERMINATION

4.01	The Employee may terminate this Agreement and Employee’s employment by giving the Company at least three (3) months’ written notice. The Company may waive all or part of such notice and pay compensation in lieu.

4.02	The Company may terminate this Agreement and the employment of the Employee without cause and the Employee may terminate this Agreement and the Employee’s employment by the Company for Good Cause (as defined herein) upon delivery of written notice thereof stating the effective date of such termination (the “Termination Date”). In such event, the Company shall be obligated to provide the Employee with the following:

i.	The Employee’s full salary through to the Termination Date at the rate then in effect, reimbursement of any expenses incurred to the Termination Date, payment of any accrued but untaken vacation pay to the Termination Date and any other amounts owing to the Employee, including any Bonus amount, owing but unpaid up to the Termination Date;

ii.	an amount equal to the Employee’s Bonus Per Centage applied to the Employee’s then current Annual Salary and pro-rated for the portion of the calendar year up to the Termination Date.

iii.	an amount which shall be equal to the sum of the following:

three (3) times the Employee’s Annual Salary in effect as at the Termination Date; and

three (3) times the Employee’s average annual Bonus, calculated as the average of the annual Bonus paid to the Employee for the three (3) fiscal years prior to the Termination Date,

iv.	the Company shall maintain the Benefits, other than disability insurance coverage, for the Employee on the same terms as while employed until the earlier of the Employee securing comparable alternate benefits or the expiry of the period for which the Employee is receiving Annual Salary under the sub-paragraph above. To the extent the Company is unable to extend any such Benefit coverage for any portion of such period after reasonable efforts to obtain same, the Company shall pay the Employee an amount sufficient to purchase comparable coverages for such time.

v.	notwithstanding the terms of any other plan or agreement, all options previously granted by the Company to the Employee which have not vested shall be deemed to vest on the Termination Date and to remain exercisable until the earlier of their expiration date or one year from the Termination Date.

(collectively, the “Severance”).

The cash portions of the Severance shall be paid on the fifth business day following the Termination Date and shall be subject to all applicable withholdings required by law. The Employee shall have the option to elect in writing to receive such portions of the cash Severance in subsequent tax years as are proportionally attributable to such subsequent tax years. In return for the cash portions of the Severance, the Employee shall execute a release of all claims arising upon such termination of employment.

4.03	The Company may at any time terminate the employment of the Employee and this Agreement for cause that would in law permit the Company to, without notice, terminate the Employee, in which event the Employee shall not be entitled to Severance or any other payment in lieu of notice.

4.04	For the purposes of this Agreement, the following shall be deemed to constitute “Good Cause”:

a.	a material reduction in the Employee’s responsibilities, title or reporting;

b.	a reduction of the Employee’s Annual Salary;

c.	a change in the location of the office of the Company from which the Employee works of more than 50 kilometres from the then-current location of such office;

d.	any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or

e.	any other circumstances which would constitute a constructive dismissal at common law.

4.05	Notwithstanding any other provision of this Agreement, within six (6) months of a Change of Control, the Employee shall have the right to resign on one month’s written notice and receive the Severance. For the purpose of this paragraph only, the definition of a Change of Control in sub-paragraph 2.09 (a) shall be deemed to refer to 50% instead of 20% of the outstanding common shares.

4.06	Any termination by the Company pursuant to paragraphs 4.02 and 4.03 shall be communicated by written Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a termination for cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.07	On the termination of Employee’s employment for any reason, the Employee agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company which may be in Employee’s possession or control.

4.08	The Employee shall not be required to mitigate damages in the event of failure by the Company to make any payments provided for under any paragraph of this Article by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by the Employee as the result of employment by another employer or self-employment income earned after the Termination Date or otherwise.

4.09	On termination of employment, any monies owed by the Employee to the Company up to the date of such termination shall then be paid by the Employee to the Company.

5.	INTERPRETATION

(a)	Sections and Headings. The division of this Agreement into parts, sections, subsections and paragraphs, and the insertion of headings, are for convenience of reference only and will not affect the construction or interpretation hereof.

(b)	Extended Meanings. Words importing the singular number include the plural and vice-versa; words importing the masculine gender include the feminine and neuter genders and vice-versa.

(c)	Funds. All dollar amounts referred to in this Agreement are in lawful money of Canada except as otherwise expressly provided.

6.	SUCCESSORS OR ASSIGNS

6.01	The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company.

6.02	The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, except that no such agreement shall be required if such results by operation of law. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to receive the Severance and for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Termination Date.

6.03	As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to all or substantially all its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Article or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

7.	MISCELLANEOUS

7.01	This Agreement and the employment of the Employee shall be governed, interpreted, construed and enforced according to the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.02	This Agreement shall inure to the benefit of and be enforceable by the Employee’s legal representatives, executors, administrators, successors, heirs, and legatees. If the Employee should die while any amounts are still payable to the Employee hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such legal representatives, executors, administrators, successors, heirs, and legatees or, if there be none such designated, to the Employee’s estate.

7.03	The Company shall pay all legal fees and expenses incurred by the Employee in contesting or disputing any termination or in seeking to obtain or enforce any right or benefit provided by this Agreement provided that the Employee is successful in any such action.

7.04	This Agreement represents the entire Agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

7.05	Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage (Special Delivery) prepared and addressed to the addresses shown on the first page of this Agreement or to such other address as any party may specify in writing to the other and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the second business day following the date of mailing thereof provided that if there shall be, at the time of mailing or within two business days thereof, a strike, slowdown or other labour dispute which might affect delivery of notice by the mails then the notice shall only be effective if actually delivered.

7.06	The waiver by the Employee or by the Company of a breach of any provision of this Agreement by the Company or by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Company or the Employee.

7.07	Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the Company has caused its corporate seal to be hereunto affixed by and in the presence of its duly authorized officers on their behalf and the Employee has hereunto set the Employee’s hand and seal as of the day and year first above written.

THE CORPORATE SEAL OF	)
AURIZON MINES LTD. was	)
hereunto affixed in the presence of:	)
	)	C/S
/s/ [Illegible]	)
)
/s/ [Illegible]	)
)
SIGNED, SEALED AND DELIVERED	)
by THE EMPLOYEE in the presence	)
of:	)
/s/ Julie A.J. Kemp	)
Name	)	/s/ Ian Walton
145 Panorama Place	)	Ian Walton
Address	)
Lions Bay, B.C	)
City	)
Corporate Secretary	)
Occupation	)

i.	SCHEDULE “A”

Annual Salary: $173,000.00

Bonus Per Centage: 30%

Outside Companies:

Canadian Small Cap Resource Fund 2004 Management Ltd.

Canadian Small Cap Resource Fund 2005 Management Ltd.